SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

CONTENTS

On August 15, 2023, Eco Wave Power Global AB (publ) (“Eco Wave Power”) issued a press release titled “Eco Wave Power is Officially Connected to Israeli Electrical Grid: The EWP-EDF One Station Supplies First Wave Energy to Country’s Power Supply,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.
99.1	Press release dated August 15, 2023, titled “ Eco Wave Power is Officially Connected to Israeli Electrical Grid: The EWP-EDF One Station Supplies First Wave Energy to Country’s Power Supply.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Inna Braverman
Inna Braverman
Chief Executive Officer

Date: August 15, 2023

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